Mail Stop 0306

      March 11, 2005


Via Facsimile and U.S. Mail

Mr. John P. Freeman
Senior Vice President and Chief Financial Officer
Spectrum Control, Inc.
8031 Avonia Road
Fairview, PA  16415


	Re:	Spectrum Control, Inc.
		Form 10-K for the year ended November 30, 2004
      File No. 0-8796


Dear Mr. Freeman:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Form 10-K for the fiscal year ended November 30, 2004

Item 9A.  Controls and Procedures - Page 58

1. In a supplemental response, please tell us if there were any changes in your internal control over financial reporting that occurred during the fourth quarter that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

2. Please revise the language used in your disclosure in future filings concerning changes in your internal control over financial reporting that occurred during the fourth quarter or the applicable quarter to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-K.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496 or me at (202) 942-2813 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
the Senior Assistant Chief Accountant, at (202) 942-1984.



							Sincerely,


							Daniel Gordon
							Branch Chief
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Mr. John P. Freeman
Spectrum Control, Inc.
March 11, 2005
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